UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

to

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PRECIPIO, INC.

4 Science Park

New Haven, Connecticut 06511

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Precipio, Inc. (the “Company”) is unable to file its Form 10-Q for the quarter ended June 30, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Additional time is required due to the Company’s merger with Precipio Diagnostics, LLC which was consummated on June 29, 2017. The Company intends to file the Form 10-Q with the Securities and Exchange Commission as soon as practicable, but no later than August 21, 2017.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ilan Danieli	203	787-7888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Precipio, Inc. (the “Company”) is modifying its response to Part IV – Other Information, Item (3) as indicated in its Form 12b-25 filed on August 14, 2017 to indicate that it does anticipate that a significant change in results of operations from the second quarter of 2016 will be reflected by the earnings statements to be included in the Form 10-Q for the second quarter of 2017 (the “Form 10-Q”) as a result of the Company’s merger with Precipio Diagnostics, LLC on June 29, 2017 (the “Merger”).

On July 31, 2017, the Company filed a Form 8-K/A that included the unaudited pro forma combined financial information of the Company following the Merger as of and for the three months ended March 31, 2017. The Company does not expect that there will be any significant change in results of operation in the Form 10-Q compared to such financial information included in the Form 8-K/A.

PRECIPIO, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	August 15, 2017	By:	/s/ Ilan Danieli
Name: Ilan Danieli
Title: Chief Executive Officer

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the timing of the filing of the Form 10-Q for the fiscal quarter ended June 30, 2017.